

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 24, 2017

<u>Via E-mail</u>
Dr. Ingo Ederer
Chief Executive Officer
voxeljet AG
Paul-Lenz Straße 1a
86316 Friedberg, Germany

> **Re: voxeljet AG**
> **Registration Statement on Form F-3**
> **Filed August 14, 2017**
> **File No. 333-219965**

Dear Dr. Ederer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Lillian Tsu, Esq.
        Hogan Lovells US LLP